EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Six Months Ended June 30	
	2004	**2003**
FIXED CHARGES		
Interest expense	**$ 31.5**	$ 43.7
Facility and equipment rental	**.9**	.9
TOTAL FIXED CHARGES	**$ 32.4**	$ 44.6
EARNINGS		
Income before taxes	**$ 52.4**	$ 35.3
Depreciation	**19.9**	12.4
	72.3	47.7
Fixed charges	**32.4**	44.6
EARNINGS AS DEFINED	**$ 104.7**	$ 92.3
RATIO OF EARNINGS TO FIXED CHARGES	**3.23 x**	2.07 x